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Chewy's Bagels

Bakery

3138 W. Cary St
Richmond, VA 23221
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Data Room
Discussion
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Early Investor Bonus: The investment multiple is increased to 1.8× for the next $10,000 invested.
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THE PITCH
Chewy's Bagels is seeking investment to open a new brick & mortar retail location.
First Location
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OUR STORY

Chewy's Bagels started as a project in the summer of 2019 to learn more about sourdough while working at a french style bakery. By fall I had outgrown my home kitchen and moved into Hatch Kitchen, a business incubator.

October 2019 we moved into Hatch Kitchen and gained our first wholesale client.
Working out of a commissary kitchen allowed us to expand our operation and increase delivery days from two to four.
Before pausing due to COVID in spring 2020 we had grown from four wholesale accounts to nine.
In fall of 2020, Chewy's revamped during COVID and came back as a two person team. Since then we've grown into a four person team delivering almost 3000 bagels to over 16 wholesale clients, two farmers markets, and direct to customer sales.
Moving into a retail location will expand our operations from a 250 sq foot room to a 2300 sq foot bakery with rack oven, retail area, and room to expand into coffee and prepared foods.
Since 2019, Chewy's has increased wholesale revenue by a factor of 20X.
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2019
Founded
3,033 people
Social Media Followers
2,363 sq. ft.
Floor Space
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THE NEW SPACE

Chewy's Bagels signed a lease in October 2021 for a 2363 sq foot space in the heart of Carytown, Richmond, Virginia. Formerly a bakery, the space already has a rack oven, great retail space, and room to grow.

Capital raised will go towards modernizing and upgrading existing equipment
The location was previously a bakery for 32 years and has a strong track record of support by the community
Our location is in the middle of Cary Court, a shopping center on the National Register of Historical Places located in the heart of Carytown, a major shopping destination
THE LOCATION

Chewy's Bagels will be joining a group of over 12 business anchored in Cary Court in the heart of Carytown. One of the few areas with off street parking, Cary Court has high visibility and lots of foot traffic.

The average income within a 1 mile radius is $116,682
The average income within a 3 mile radius is $93,889
Off street parking available
Access to public transportation
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OUR OFFERINGS

We will offer a wide variety of traditionally made handrolled and boiled sourdough bagels in our new brick and mortar based in Carytown.

The only bagel shop in the area offering traditionally made sourdough bagels
We have a robust wholesale program delivering bagels to coffee shops and local grocers three days a week.
Delicious breakfast and lunch sandwiches to enjoy in house or to-go
Great coffee from a local coffee roaster
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TEAM EXPERIENCE

Current staff has a combined 22 years of experience in the food industry, focusing on production, management, and customer service.

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THE TEAM
Ashley Cricchio
Owner

A Maine native, Navy veteran of Special Operations, and VCU alum, Ashley started Chewy's two years ago, selling her sourdough bagels initially at Outpost Richmond in Forest Hill.

She expanded to selling wholesale to local markets like Union Market, Little House Green Grocery and Ellwood Thompson's. In the spring she moved into commissary kitchen and food business incubator Hatch Kitchen in South Richmond, while keeping the idea of her own shop in the back of her mind.

PRESS
Carytown to get a new bagel shop - Richmond BizSense

Chewy's Bagels, which launched two years ago as a pop-up and wholesaler, is taking over the former longtime home of Jean Jacques Bakery in Cary Court.

Chewy's Bagels setting up shop in Carytown

Chewy's Bagels, which has been a pop-up shop and wholesaler since its launch in 2019, is preparing to open at 3138 W. Cary St. in Cary Court.

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FIND OUR BAGELS: SOME OF OUR WHOLESALE PARTNERS
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Space Build Out $7,000
Equipment $8,000
Working Capital $8,500
Mainvest Compensation $1,500
Total $25,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $585,000 $643,500 $688,545 $722,972 $744,661
Cost of Goods Sold $146,250 $160,875 $172,136 $180,742 $186,164
Gross Profit $438,750 $482,625 $516,409 $542,230 $558,497

EXPENSES

Rent $54,312 $55,669 $57,060 $58,486 $59,948
Insurance $4,200 $4,305 $4,412 $4,522 $4,635
Equipment Lease $7,500 $7,500 $7,500 $7,500 $7,500
Utilities $10,650 $10,916 $11,188 $11,467 $11,753
Administrative Costs $5,820 $5,965 $6,114 $6,266 $6,422
Operating Profit $356,268 $398,270 $430,135 $453,989 $468,239
This information is provided by Chewy's Bagels. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
2020 Income Statement
EIN issuing document.pdf
Investment Round Status
Target Raise $25,000
Maximum Raise $35,000
Amount Invested $0
Investors 0
Investment Round Ends February 11th, 2022
Summary of Terms
Legal Business Name Chewy's Bagels
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $10,000 invested
1.8×
Investment Multiple 1.6×
Business's Revenue Share 1.8%-2.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date July 1st, 2027
Financial Condition
Historical milestones

Chewy's Bagels has been operating since August, 2019 and has since achieved the following milestones:

Achieved revenue of 2,588.50 in 2019, which then grew to 18,860.00 in 2020

Had Cost of Goods Sold (COGS) of 1,606.00, which represented gross profit margin of 62% in 2019. COGS were then 9,400.00 the following year, which implied gross profit margin of 49%

Achieved profit of -$887 in 2019, which then grew to $1,359.00 in 2020

Historical financial performance is not necessarily predictive of future performance.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Chewy's Bagels to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Chewy's Bagels operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Chewy's Bagels competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Chewy's Bagels's core business or the inability to compete successfully against the with other competitors could negatively affect Chewy's Bagels's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Chewy's Bagels's management or vote on and/or influence any managerial decisions regarding Chewy's Bagels. Furthermore, if the founders or other key personnel of Chewy's Bagels were to leave Chewy's Bagels or become unable to work, Chewy's Bagels (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Chewy's Bagels and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Chewy's Bagels is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Chewy's Bagels might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Chewy's Bagels is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Chewy's Bagels

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Chewy's Bagels's financial performance or ability to continue to operate. In the event Chewy's Bagels ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Chewy's Bagels nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Chewy's Bagels will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Chewy's Bagels is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Chewy's Bagels will carry some insurance, Chewy's Bagels may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Chewy's Bagels could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Chewy's Bagels's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Chewy's Bagels's management will coincide: you both want Chewy's Bagels to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Chewy's Bagels to act conservative to make sure they are best equipped to repay the Note obligations, while Chewy's Bagels might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Chewy's Bagels needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Chewy's Bagels or management), which is responsible for monitoring Chewy's Bagels's compliance with the law. Chewy's Bagels will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Chewy's Bagels is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Chewy's Bagels fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Chewy's Bagels, and the revenue of Chewy's Bagels can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Chewy's Bagels to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Chewy's Bagels. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
Chewy's Bagels isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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